February 25, 2019

Eric D. Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

       Re: Service Corporation International
           Form 10-K for the Year ended December 31, 2017
           Filed February 14, 2018
           File No. 001-06402

Dear Mr. Tanzberger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications